UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated September 24, 2013, announcing the pricing of the Company's public offering of its common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 25, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. PRICES UPSIZED $30 MILLION PUBLIC OFFERING

ATHENS, Greece (September 24, 2013) – Paragon Shipping Inc. (NASDAQ:PRGN) ("Paragon Shipping") announced today that it has upsized and priced a $30 million public offering consisting of 5,217,391 of its Class A common shares at $5.75 per share.

The offering is expected to close on September 27, 2013.  Paragon Shipping has granted the underwriters a 45-day option to purchase an additional 782,609 Class A common shares to cover over-allotments, if any.  The net proceeds from the offering after the underwriting discount and other offering expenses payable by Paragon Shipping are expected to be approximately $27.787 million.

The majority of the net proceeds of the offering are expected to be used by Paragon Shipping to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers with scheduled delivery in May and July 2014, respectively.  Paragon Shipping has agreed to acquire these vessels from an affiliated entity, subject to the closing of the offering, the assignment to Paragon Shipping by the seller of refund guarantees from the shipyard, which are expected to be received by the seller prior to the closing of this offering, and customary closing conditions. The remainder of the net proceeds are expected to be used for general corporate purposes, which may include additional newbuilding and secondhand vessel acquisitions and/or the repayment of debt.

Maxim Group LLC is acting as joint book-running manager and lead managing underwriter of the offering.  Global Hunter Securities and National Securities Corporation, a wholly owned subsidiary of National Holdings Inc. (OTCBB:NHLD), are acting as joint book-running managers of the offering.

The offering is being made pursuant to Paragon Shipping's existing registration statement previously filed with the Securities and Exchange Commission ("SEC") and declared effective. This offering is being made only by means of a prospectus. A preliminary prospectus related to the offering has been filed with the SEC and is available on the SEC's website located at www.sec.gov.  When available, copies of the final prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3685 or by email to syndicate@maximgrp.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes.  Paragon Shipping's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt.  In addition, Paragon Shipping's current newbuilding program (excluding the vessels to be acquired with the proceeds of this offering as described herein) consists of one Handysize drybulk carrier scheduled to be delivered in the fourth quarter of 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014.  Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction.  For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are "forward-looking statements" as defined by U.S. federal securities laws, such as those, among others, relating to the Paragon Shipping's expectations regarding the completion and use of proceeds of the proposed public offering.  Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.  All forward-looking statements involve risks and uncertainties.  Actual results or developments may differ materially from those projected or implied in these forward-looking statements.  Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions, the satisfaction of customary closing conditions related to the public offering described herein and other risks set forth in the prospectus for the offering described herein.  There can be no assurance that Paragon Shipping will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contacts
Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER OR ANY UNDERWRITER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING MAXIM GROUP LLC, AS REPRESENTATIVE OF THE UNDERWRITERS, 405 LEXINGTON AVENUE, NEW YORK, NY 10174 (OR BY TELEPHONE AT 212-895-3685 OR BY EMAIL TO SYNDICATE@MAXIMGRP.COM).